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                   This is a confirming electronic file copy
                      originally filed on January 27, 1997

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*

                               AGTsports, Inc.
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                               (NAME OF ISSUER)

                                  COMMON STOCK
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                        (TITLE OF CLASS OF SECURITIES)

                                   008547101
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                                (CUSIP NUMBER)

   Nicholas F. Albritton, No. 3 Albritton Rd., Alturas, FL 33820 941/537-1343
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                January 16, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (continued on following pages)


                              (Page 1 of 5 Pages)
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CUSIP No.  008547101           SCHEDULE 13D   Page     2    of     5      Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Albritton, Nicholas F.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of            3,512,900   14.3% of issuer's outstanding common stock
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by             None
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With           3,512,900    14.3% of issuer's outstanding common stock
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                       None
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          3,512,900             14.3% of issuer's outstanding common stock
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          14.3
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                      RESPONSES TO ITEMS 1-7, SCHEDULE 13D



Name of Person Filing:  Nicholas F. Albritton

Social Security No.



ITEM 1.  SECURITY AND ISSUER:

        This statement relates to the common stock of AGTsports, Inc. The address of the principal executive offices of AGTsports, Inc. is P. O. Box 620, Tampa, Florida 33601.


ITEM 2.  IDENTITY AND BACKGROUND.

        (a)     Nicholas F. Albritton

        (b) Mr. Albritton's business address is No. 3 Albritton Road, Alturas, FL 33820

        (c) Mr. Albritton's present principal occupation is farming. He is self-employed. His principal address is stated in subparagraph (b) above.

        (d)     No.

        (e)     No.

        (f)     United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        12,900 shares of the issuer's common stock were purchased by Mr. Albritton with his private funds. 3,000,000 shares of the issuer's common stock were acquired by Mr. Albritton in exchange for Mr. Albritton's extinguishment of debt owed to him by the issuer. The debt was created by loans of private funds to the issuer. 500,000 shares of the issuer's common stock were acquired by Mr. Albritton in exchange for Mr. Albritton's relinquishment of a contract right to 2-1/2% of the net operating revenues derived by the issuer from business activities conducted in a certain geographic area of the continental United States comprised of Florida, Georgia, Alabama, Mississippi, Louisiana, Tennessee, North Carolina, South Carolina, and Eastern Maryland (as Eastern Maryland is defined by the Professional Golfers Association district boundaries) (the "South Region").


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ITEM 4.  PURPOSE OF TRANSACTION

        (a) Mr. Albritton acquired his initial stock in the issuer, 12,900 shares, as an investment opportunity. Thereafter, he made loans to the issuer and received, in exchange, written promises to repay the loans and a right to receive 2-1/2% of the issuers net operating revenues in the South Region. The issuer defaulted in the payment of the loans, and as a result of negotiations Mr. Albritton agreed to extinguish the loan debt for 3,000,000 shares of the issuer's common stock and relinquish his right to receive 2-1/2% of the issuer's net operating revenues from the South Region for 500,000 shares of the issuers common stock. The transaction by which the debt and royalty interest were extinguished and 3,500,000 shares of common stock were delivered to Mr. Albritton closed on January 16, 1997. Mr. Albritton has no current plans to acquire any additional securities of the issuer. He intends to dispose of his shares by sale as authorized by law.

        (b)  None.

        (c)  None.

        (d)  None.

        (e)  None.

        (f)  None.

        (g)  None.

        (h)  None.

        (i)  None.

        (j)  None.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a) Mr. Albritton owns 3,512,900 shares of the common stock of AGTsports, Inc. These shares represent 14.3% of the shares of AGTsports, Inc.'s outstanding common stock. This percentage is based on information provided to Mr. Albritton by the issuer in December, 1996, and January, 1997.

        (b) Mr. Albritton has the sole power to vote and dispose of the 3,512,900 shares.

        (c) On January 16, 1997, in exchange for the forgiveness of debt and the relinquishment of the right to receive 2-1/2% of the issuer's net operating revenues from the South Region, the issuer delivered to Mr. Albritton certificates representing 3,500,000


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shares of the common stock of the issuer. 3,000,000 shares were issued in exchange for the extinguishment of debt in the approximate amount of $1,000,000. 500,000 shares were issued to Mr. Albritton in exchange for the relinquishment of the right to receive 2-1/2% of the issuer's net operating revenues from the South Region. Mr. Albritton attributed a per price share of approximately $.05 to each share in negotiating the transaction by which the debt was extinguished and his royalty interest was relinquished. The transaction was effected in Winter Haven, Florida. At that time certificates representing the 3,500,000 shares were delivered to Mr. Albritton and Mr. Albritton delivered to the Chief Executive Officer of the issuer promissory notes held by Mr. Albritton and a Uniform Commercial Code form UCC-3 termination statement terminating Mr. Albritton's security interest in collateral pledged to him as security for the payment of the issuer's obligations. By separate agreement, Mr. Albritton relinquished to the issuer his right to a royalty interest in revenues derived by the issuer from its business activities in the South
Region.

        (d)  Inapplicable.

        (e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Inapplicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  January 24, 1997               /s/  Nicholas F. Albritton
                                     --------------------------------------
                                     Nicholas F. Albritton



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